SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Wednesday, 14th April 2004

                 RYANAIR'S LOW FARES AND NO. 1 CUSTOMER SERVICE
                                LEAVES BA BEHIND

Customer service performance statistics released by both Ryanair and BA last week confirmed that Ryanair leaves BA behind when it comes to punctuality, fewest lost bags, and fewest flight cancellations.
Speaking this morning, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Ryanair carries more passengers than BA in UK/Europe every month, and when you consider Ryanair's better customer service against BA's it's no wonder! The public are voting with their feet and in their millions for Ryanair's low fares and
        No. 1 customer service".

MOST RECENT CUSTOMER SERVICE COMPARISONS - FEB 04

             FLIGHTS                 FLIGHTS COMPLETED           LOST BAGS
             ON TIME*                                         (per 1,000 pax)
RYANAIR        92.0%                      99.4%                     0.63
  BA           80.6%                      97.3%                     14.20

(Source: Ryanair monthly published stats compared to BA monthly published stats) (* verified by the CAA three months in arrears)

Ends.                          Wednesday, 14th April 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 14 April 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director